Exhibit 99.1

Date: 27/03/2009	530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com
To: All Canadian Securities Regulatory Authorities
NYSE
Subject: PENGROWTH ENERGY TRUST
Dear Sirs:
We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	23/04/2009
Record Date for Voting (if applicable) :	23/04/2009
Meeting Date :	09/06/2009
Meeting Location (if available) :	Calgary
Voting Security Details:

Description	CUSIP Number	ISIN
TRUST UNITS	706902509	CA7069025095
Sincerely,
Computershare Trust Company of Canada /
Computershare Investor Services Inc.
Agent for PENGROWTH ENERGY TRUST